

10035038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2008 (MM/DD/YY) AND ENDING November 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Sterling Grace Municipal Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summerhill Road
(No. and Street)

Spotswood (City) New Jersey (State) 08884 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Doyle (732) 251-2460
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290 (Address) Livingston (City) New Jersey (State) 07039-1711 (Zip Code)



RECE
JAN 29 2010
BRANCH OF RE TIONS
EXAMI

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Mark Doyle affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Sterling Grace Municipal Securities Corp. for the year ended November 30, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Mark Doyle
Title: President

Date: 1-28-10

Sworn to and subscribed before me
This 28 day of January, 2010



Notary Public


TOMASZ WOLECKI
Notary Public - New Jersey
Middlesex County
My Commission Expires August 29, 2011

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Independent Auditors' Report
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report .
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

NOVEMBER 30, 2009

CONTENTS



SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, NJ 08884

We have audited the accompanying statement of financial condition of Sterling Grace Municipal Securities Corp. as of November 30, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Grace Municipal Securities Corp. as of November 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 26, 2010

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2009

ASSETS

Cash and cash equivalents	$ 6,249,712
Securities owned - trading	11,019,604
Accrued interest receivable	349,514
Receivable from clearing broker	48,240
Security deposits	1,995
Loan receivable - employee	78,050
Other assets	17,163
Total Assets	$ 17,764,278

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to clearing broker	$ 11,019,604
Officer loan	500,000
Loan payable-related party	500,000
Accrued expenses	136,737
Total Liabilities	12,156,341
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	5,607,937
Total Liabilities and Stockholders' Equity	$ 17,764,278

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED NOVEMBER 30, 2009

REVENUE:	
Trading profit	$ 859,736
Unrealized gain	1,116,887
Total Revenue	1,976,623
OPERATING EXPENSES:	
Compensation	340,396
Employee benefits	211,927
Travel and entertainment	1,131
Telephone	7,494
Rent	53,862
Subscriptions	87,604
Office expense	28,831
Clearance charges	24,918
Regulatory fees and assessments	8,103
Consulting fees	1,683
Interest	502,619
Professional fees	152,260
Postage	2,128
Insurance	3,025
Total Operating Expenses	1,425,981
NET INCOME	$ 550,642

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2009

	Common Stock	Retained Earnings	Stockholders' Equity
Balance, December 1, 2008	$ 48,000	$ 5,009,295	$ 5,057,295
Net Income	-	550,642	550,642
Balance, November 30, 2009	$ 48,000	$ 5,559,937	$ 5,607,937

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2009

CASH FLOWS PROVIDED BY (USED FOR):	
OPERATING ACTIVITIES:	
Net income	$ 550,642
Changes in certain assets and liabilities:	
Securities owned -trading	926,947
Interest receivable	(116,245)
Receivable from clearing broker	(48,240)
Loan receivable	(1,000)
Other assets	304,309
Payable to clearing broker	4,565,611
Accrued expenses	(243,498)
Net Cash Provided by Operating Activities	5,938,526
FINANCING ACTIVITIES:	
Officer loan	300,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,238,526
CASH AND CASH EQUIVALENTS:	
Beginning of year	11,186
End of year	$ 6,249,712

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid for:	
Interest	$ 487,557
Income taxes	$ -

NOTE 1 - ORGANIZATION:

Organization:
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA, and the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the *FASB Accounting Standards Codification.*

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method. Recording net realized gains or losses on the average price or specifically identified cost methods would not result in any material differences.

Security Valuation:
Fair Value Measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Security Valuation: (Continued)

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income Taxes:

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for certain years are subject to audit by federal and state jurisdictions. At November 30, 2009, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2009 financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after November 30, 2009 through January 26, 2010, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Southwest Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms. Pursuant to the Agreement, the Company has a $100,000 interest earning deposit on account with the Clearing Broker. The deposit with the Clearing Broker is for the exclusive benefit of customers, as required under rule 15c3-3 of the Securities and Exchange Commission.

At November 30, 2009, the amount due to the Clearing Broker was $11,019,604. All amounts due to the Clearing Broker are collateralized by the municipal bonds held by the Company. The Clearing Broker charges interest monthly at varying rates. Interest expense amounted to $449,099 for the year ended November 30, 2009.

NOTE 4 - FAIR VALUE OF SECURITIES:

In accordance with the Fair Value Measurements hierarchy, the Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

At November 30, 2009, the Company has classified their municipal bonds investments as Level 2 securities.

NOTE 5 - LOAN RECEIVABLE - EMPLOYEE

In April 2001, the Company loaned an employee $126,000. The loan bears interest at 7.375%. The loan is secured by the employee's personal guarantee and is due on demand. At November 30, 2009 the loan balance is $78,050. Interest earned of $5,678 has been recorded as interest income as of November 30, 2009.

NOTE 6 - OFFICER LOAN:

On March 31, 2002, an officer of the Company loaned the Company $200,000. The loan; which bears interest at 8%, is unsecured and payable on demand. Interest is paid annually. On November 5, 2009, the same officer loaned the Company $300,000. This loan; which bears interest at 4.59%, is unsecured and payable on demand. This loan, including accrued interest, was repaid to the officer on December 1, 2009. Interest incurred on these loans and charged to expense through November 30, 2009 amounted to $29,770.

NOTE 7 - LOAN PAYABLE-RELATED PARTY:

On December 5, 2006, Spotswood Partners a related entity loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to expense amounted to $23,750 at November 30, 2009.

NOTE 8 - DUE TO CLEARING BROKER:

The payable to the clearing organization is for firm transactions and is collateralized by firm securities. Interest is at a rate that is equal to the Southwest Securities customer margin rate.

NOTE 9 - 401 K ROTH PLAN:

The Company sponsors a 401K Roth plan covering all full-time employees who have two years of service and are age 21 or older. Employer matching contributions to the plan are determined each year by the officers of the Company. The Company did not make a contribution during the year ended November 30, 2009.

NOTE 10 - COMMITMENTS

The Company entered into a 24 month non-cancelable operating office lease effective February 2008, at a monthly rental of $4,339. The rent will be increased on a yearly basis based on the Consumer Price Index. The future minimum rent payments required under such non-cancelable operating lease as of November 30, 2009 is as follows:

Year	
2010	$ 8,678

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At November 30, 2009, the Company has net capital of $5,607,937, which was $5,507,937 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

NOTE 12 - INCOME TAXES:

The Company takes into account the effect of current and deferred taxes when determining its provision for income taxes. After taking into consideration the effects of certain non-taxable income, the Company had no current tax provision for the year ended November 30, 2009. The Company's deferred tax asset is comprised predominately of net operating losses that expire through 2029, totaling approximately $300,000, and result in a deferred tax asset of approximately $120,000. The Company has taken a full valuation allowance for such deferred tax asset. Accordingly, no deferred tax provision (benefit) has been recognized for the year ended November 30, 2009.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholder
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have audited the accompanying financial statements of Sterling Grace Municipal Securities Corp. as of November 30, 2009, and have issued our report thereon dated January 26, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC

Certified Public Accountants

January 26, 2010
Livingston, New Jersey

STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2009

NET CAPITAL:	
Total stockholder's equity qualified for net capital	$ 5,607,937
Deductions and charges:	
Nonallowable assets	
Interest receivable	49,851
Security deposits	1,995
Loan receivable - employee	78,050
Other assets	17,163
Total Nonallowable Assets	147,059
Net Capital Before Haircuts on Securities Position	5,460,878
Haircuts on securities:	
Federal obligations	-
State and municipal government obligations	824,739
Undue concentrations	41,113
Total Haircuts on Securities Positions	865,852
NET CAPITAL	$ 4,595,026
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accounts payable and other accrued expenses	$ 136,737
Notes payable	1,000,000
TOTAL AGGREGATE INDEBTEDNESS	$ 1,136,737
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirement	$ 100,000
Excess net capital	$ 4,495,026
Excess net capital at 1000%	$ 4,583,659
Ratio: aggregate indebtedness to net capital	0.2 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of November 30, 2009:	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$ 4,595,026
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 4,595,026

STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2009

Sterling Grace Municipal Securities Corp. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of rule 15c3-3. All customer transactions have been cleared through another broker-dealer on a fully disclosed basis.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

NOVEMBER 30, 2009

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

In planning and performing our audit of the financial statements and supplementary information of Sterling Grace Municipal Securities Corp. (the "Company") for the year ended November 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the Untied States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

January 26, 2010
Livingston, New Jersey

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended November 30, 2009, which were agreed to by Sterling Grace Municipal Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sterling Grace Municipal Securities Corp.'s management is responsible for the Sterling Grace Municipal Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended November 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended November 30, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments; if any, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

January 26, 2010
Livingston, New Jersey

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2009